SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. 1Q23 HIGHLIGHTS	5
2. MESSAGE FROM MANAGEMENT	6
3. GLOBAL PETROCHEMICAL INDUSTRY	7
4. PERFORMANCE BY SEGMENT	9
4.1 BRAZIL	9
4.2 UNITED STATES & EUROPE	15
4.3 MEXICO	17
5. CONSOLIDATED FINANCIAL OVERVIEW	23
5.1 CONSOLIDATED REVENUE	24
5.2 COST OF GOODS SOLD (COGS)	24
5.3 OTHER REVENUE (EXPENSE), NET	24
5.4 RECURRING EBITDA	25
5.5 CONSOLIDATED FINANCIAL RESULT	26
5.6 NET INCOME	27
5.7 INVESTMENTS	27
5.8 CASH FLOW	29
5.9 DEBT MATURITY PROFILE AND RATING	30
6. CAPITAL MARKETS	32
7. LIST OF ANNEXES	34

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5, and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 1Q23 disclosures, as follows.

Conference Call

Portuguese (Original Audio) May 9, 2023 (Tuesday) Time: 11:00 a.m. (Brasília) Telephone: +55 (11) 4090 1621 Password: Braskem Webcast: Click here	English (Simultaneous Translation) May 9, 2023 (Tuesday) Time: 10:00 a.m. (US ET), 3:00 p.m. (London) Telephone: +1 (412) 717-9627 Password: Braskem Webcast: Click here

Investor Relations Channels

Investor Relations Website: http://ri.braskem.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 11 3576-9531

Braskem Invest: a podcast for investors, available on Spotify (Portuguese) at this link.

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Global industrial activity and better petrochemical spreads in the international scenario boost Braskem's results

Braskem posts Recurring EBITDA of US$205 million in the quarter

1.	1Q23 HIGHLIGHTS

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2.	MESSAGE FROM MANAGEMENT

Braskem recorded Recurring EBITDA of US$205 million (R$1.1 billion) in the quarter and net profit attributable to shareholders of US$35 million (R$184 million). Throughout the quarter, the Company maintained its focus on serving its customers in all regions given the improved demand, continuing to implement its corporate strategy for 2030 and initiatives to maximize its results considering the macroeconomic dynamics.

Throughout the first quarter of 2023, the demand for most of the products of the Company was higher, mainly due to (i) the improvement in global industrial activity; (ii) the beginning of the inventory consumption process in the transformation chain; and (iii) the end of the COVID-Zero policy in China. In this scenario, spreads in the international market were positive when compared to 4Q22.

Considering the better levels of demand, the Company adapted its production volume, and, in Brazil, the utilization rate increased by 5 p.p., while in the United States and Europe, on average, it increased by 6 p.p., and in Mexico, it increased by 3 p.p. Additionally, these production increase allowed for higher sales volumes of resins and main chemicals in the Brazil segment, PP in Europe, and PE in Mexico.

Regarding financial performance, the Company maintained its strong cash position of US$ 2.8 billion (R$ 14.2 billion), which guarantees the coverage of debt maturities in the next 76 months1, and the very long debt profile reflect the financial soundness of the Company.

Finally, the Company continued to focus on progressing its growth avenues of (i) traditional business projects, with the physical progress of 34% in the construction of the ethane import terminal in Mexico; (ii) bio-based, with the scheduled maintenance shutdown to complete the 30% expansion project of the current green ethylene production capacity in Rio Grande do Sul; and (iii) recycling, with a 50% increase in sales volume of products with recycled content compared to 1Q22.

1 It does not consider the international stand-by credit facility in the amount of US$1.0 billion, with maturity in 2026

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3.	GLOBAL PETROCHEMICAL INDUSTRY

International References[1] (US$/ton)	1Q23 (A)	4Q22 (B)	1Q22 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Brazil					
Prices					
Brent (US$/bbl)	81	88	101	-8%	-20%
Naphtha	695	645	884	8%	-21%
Ethane	185	288	297	-36%	-38%
Propane	428	414	677	3%	-37%
Resins (i)	1,006	915	1,369	10%	-26%
PE US	1,025	941	1,451	9%	-29%
PP Asia	1,028	927	1,255	11%	-18%
PVC Asia	870	778	1,315	12%	-34%
Main Chemicals (ii)	1,088	1,033	1,228	5%	-11%
Caustic Soda US	742	932	705	-20%	5%
EDC US	267	150	635	78%	-58%
Spreads					
Resins (i)	**346**	**306**	**488**	**13%**	**-29%**
PE US (iii)	399	348	638	15%	-37%
PP Asia	334	282	372	18%	-10%
PVC Spread Par (iv)	656	703	969	-7%	-32%
Main Chemicals (v)	**393**	**388**	**344**	**1%**	**14%**
USA & Europe					
PP US	1,551	1,595	2,565	-3%	-40%
PP Europe	1,478	1,460	2,033	1%	-27%
Average Price - US and Europe (vi)	**1,530**	**1,557**	**2,416**	**-2%**	**-37%**
Propylene Polymer Grade US	1,110	713	1,396	56%	-21%
Propylene Polymer Grade Europe	1,221	1,207	1,530	1%	-20%
Average Price - Raw Material (vii)	**1,141**	**851**	**1,434**	**34%**	**-20%**
PP US Spread	441	882	1,168	-50%	-62%
PP Europe Spread	257	252	503	2%	-49%
PP US and Europe - Average Spread	**389**	**706**	**982**	**-45%**	**-60%**
Mexico					
PE US (1)	1,026	927	1,407	11%	-27%
Ethane US (2)	185	288	297	-36%	-38%
Spread (1-2)	**841**	**640**	**1,109**	**31%**	**-24%**

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ PE US - 0,5*Ethane - 0,5*Propane (18%)

(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

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Petrochemical Spreads – 1Q23 vs. 4Q22

BRAZIL

The PE spread was higher (+15%) when compared to 4Q22, impacted by the higher PE price in the US (+9%), mainly explained by (i) the improvement in demand due to the destocking of customers and the beginning of reopening of China; and (ii) lower supply in the United States, as a result of weather events in January. The naphtha ARA price was higher (+8%) mainly due to higher global demand given the recovery in industrial activity, reflecting higher utilization rates in the global industry in the period.

The PP spread was higher (+18%) compared to 4Q22, mainly due to the higher PP price in Asia (+11%), impacted by the improvement in demand associated with rebuilding inventories in the chain in the region and the beginning of the reopening of China. As explained above, the naphtha ARA price was also higher (+8%).

The PVC Spread Par was lower (-7%) than the previous quarter. The price of PVC in Asia was higher (+12%), impacted by the higher demand for the product in the period, mainly due to the rebuilding of inventories in the chain in India. This effect was offset by the reduction in the price of caustic soda (-20%), mainly explained by (i) lower demand, mainly by the aluminum and paper and cellulose sectors; and (ii) the greater supply, due to the greater product availability in the international market.

The spread for Main Basic Chemicals remained in line (+1%) with 4Q22.

USA & EUROPE

The PP spread in the US was lower (-50%) than 4Q22. The PP price in the United States was lower (-3%), impacted by (i) lower demand in the region due to the country's economic uncertainties; and (ii) the higher products supply given the entry into operation of new capacities in the region. The price of propylene increased (+56%) due to the lower supply of this product in the region due to delays in the return of scheduled maintenance shutdowns in propane dehydrogenation plants, which are propylene producers.

The PP spread in Europe was higher (+2%) compared to 4Q22, with the PP price in Europe higher (+1%) mainly impacted by (i) lower supply as a result of the reduction in the operating rate of some producers, to balance inventories; and (ii) the improvement in demand, mainly from the automotive sector. The price of propylene in Europe increased (+1%), impacted by the lower supply in the region, due to the adjustment of the producers' operations rates given the chain's high inventory levels.

MEXICO

The PE spread in Mexico was higher (+31%) compared to 4Q22, impacted by the higher PE price in the US (+11%), as explained above. The price of ethane was lower (-36%), impacted by the dynamics of supply and demand for American natural gas, which contains ethane in its composition, affected by high levels of natural gas inventories in the United States and lower demand for natural gas, as a consequence of a less severe winter in the United States and Europe.

For more information on the petrochemical scenario in the quarter, see appendix 7.1 of this document.

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4.	PERFORMANCE BY SEGMENT
4.1	BRAZIL

Recurring EBITDA was US$122 million (R$636 million), higher than in 4Q22 and accounting for 49% of the Company’s segment consolidated Recurring EBITDA, mainly due to: (i) the increase of 4% in resin total sales volume and 6% in main chemicals total sales volume; and (ii) the increase of 15% and 18% in spreads for PE and PP, respectively, in the international market in the period. Compared to 1Q22, Recurring EBITDA was 74% lower in the U.S. dollar, explained mainly by the reductions in the international market of 37% in the PE spread, 10% in the PP spread, and 32% in the PVC spread.

4.1.1	OPERATIONAL OVERVIEW

a) Resin demand in the Brazilian market (PE, PP, and PVC): in relation to 4Q22, resin demand in the Brazilian market increased (+2%), supported mainly by stronger PP and PVC demand, explained by: (i) seasonality; and (ii) the improvement in consumption, especially in the agricultural, hospital and construction sectors. Compared to 1Q22, resin demand increased (+12%) on stronger demand for PE, PP, and PVC resins, explained by: (i) lower prices for these resins compared to the same period last year; (ii) better consumption of durable and non-durable goods by households; and (iii) the recovery in demand, mainly in the home appliance, food, and beverage, hospital, agricultural and construction sectors.

b) Average utilization rate of petrochemical plants: increase compared to 4Q22 (+5 p.p.) due to higher production volume given the improvement in demand in the period. Compared to 1Q22, the reduction of 9 p.p. is adequate production to the lower demand in the period.

c) Resin sales: in the Brazilian market, resin sales increased compared to 4Q22 (+3%), in line with the growth of the Brazilian resin market, due to higher demand for PP and PVC, mainly in the agricultural, hospital, and construction sectors. Compared to 1Q22, resin sales volume in the Brazilian market remained in line.

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Exports increased in 1Q23 compared to 4Q22 (+10%) due to greater opportunities in the international market to export, mainly of PP. Compared to 1Q22, exports remained in line.

d) Main chemicals sales volume2: in the Brazilian market, sales increased compared to 4Q22 (+6%), with emphasis on gasoline sales, mainly due to higher product availability for sale given the increase in the utilization rate of the petrochemical crackers. Compared to 1Q22, sales of the main chemicals decreased (-15%) due to lower demand in the period, which is reflected in the utilization rate of petrochemical crackers.

Exports increased compared to 4Q22 (+5%) mainly due to the higher sales volume of paraxylene and benzene. Compared to 1Q22, exports increased (+13%) due to the higher sales volume of gasoline, toluene, and paraxylene, given the better commercial opportunities in the international booster market.

4.1.2	GEOLOGICAL EVENT IN ALAGOAS

As assessed by the Company and its external advisors, considering the short- and long-term effects of the technical studies, existing information, and the best estimate of expenses for implementing the various measures related to the geological event in Alagoas, the provision recorded on March 31, 2023, presents the following changes in the period:

2 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the share of these products in net revenue of this segment.

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For more information on advances on the action fronts related to the geological event in Alagoas in the quarter, see appendix 7.2 of this document.

4.1.3	FINANCIAL OVERVIEW

A) Net Revenue: in the U.S. dollar and Brazilian real, net revenue remained stable in relation to 4Q22.

Compared to 1Q22, the decrease in the U.S. dollar (-24%) and Brazilian real (-25%) is explained by: (i) the 26% reduction in the average resin price in the international market; and (ii) the reduction of 121 thousand tons, or 15%, in main chemicals sales volume in the Brazilian market. These combined effects resulted in net revenue lower by R$4.2 billion.

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Resins sales by sector (%)

Resins sales by region (% in tons)

B) Cost of Goods Sold (COGS): decreased in U.S. dollar (-6%) and Brazilian real (-7%) compared to 4Q22, mainly explained by: (i) the 36% reduction in ethane price considering the moving average in the international market, influenced mainly by lower natural gas prices in the international market; and (ii) the inventory effect from naphtha acquired in prior periods.

Compared to 1Q22, COGS decreased in U.S. dollar (-15%) and Brazilian real (-16%), explained by: (i) the 21%, 38%, and 37% reductions in naphtha, ethane, and propane prices, respectively, considering the moving average in the international market, influenced mainly by lower oil and natural gas prices in the international market; and (ii) the reduction of 121 thousand tons, or 15%, in sales volume of main chemicals.

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In the quarter, COGS was affected by the Reintegra tax credit of approximately US$0.4 million (R$2.2 million). Regarding the REIQ, the Company is awaiting regulation by the Executive Branch to consider the return of the PIS/COFINS credit on the purchase of feedstocks from 2023.

C) SG&A Expenses: in U.S. dollars, the decrease compared to 4Q22 (-10%) is explained by the efforts to reduce fixed costs carried out in the period. Compared to 1Q22, the increase (+6%) is mainly explained by the increase in expenses with third parties and with maintenance and industrial and building services.

D) Recurring EBITDA: represented 49% of the Company’s segment consolidated Recurring EBITDA.

4.1.4	RENEWABLES
4.1.4.1	OPERATIONAL OVERVIEW

a) Utilization rate (Green Ethylene): decreased compared to 4Q22 and 1Q22 due to the scheduled maintenance shutdown to conclude the project to expand in 30% the current production capacity of the green ethylene unit in the Rio Grande do Sul complex.

b) Green PE sales volume: decreased compared to 4Q22 (-32%) and 1Q22 (-10%) due to lower product availability for sale given the lower utilization rate in the period due to the scheduled maintenance shutdown to conclude the project to expand in 30% the current production capacity.

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4.1.4.2	FINANCIAL OVERVIEW

A) Net Sales Revenue Green PE and ETBE3: decrease compared to 4Q22 (-33%) due to lower sales volume, in addition to the drop in the price of Green PE and ETBE. Compared to 1Q22, there was a decrease (-24%) due to the lower Green PE sales volume due to the scheduled maintenance shutdown.

3 Product that uses a renewable feedstock, ethanol, in its composition

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4.2	UNITED STATES & EUROPE

Recurring EBITDA was US$98 million (R$511 million), 555% higher than in 4Q22 and accounting for 40% of the Company’s segment consolidated Recurring EBITDA, mainly due to: (i) the inventory effect from propylene in the United States acquired in prior periods; and (ii) the 2% increase in the PP spread in Europe. Compared to 1Q22, Recurring EBITDA decreased by 67% in U.S. dollars, mainly due to the declines of 62% in the spread in the United States and 49% in the spread in Europe, as well as the 5% reduction in total segment sales volume.

4.2.1	OPERATIONAL OVERVIEW

a) PP demand: in the United States, PP demand remained in line with 4Q22, mainly due to the chain’s destocking trend as a result of customers’ higher inventories in the previous period. Compared to 1Q22, PP demand decreased (-12%), mainly due to: (i) economic uncertainties in the region; and (ii) the destocking trend in the chain.

In Europe, PP demand increased in relation to 4Q22 (+16%) due to: (i) the improvement in consumer confidence following the reduction in inflationary pressures related to energy prices; and (ii) seasonality. Compared to 1Q22, PP demand decreased (-16%), explained by the economic scenario and global geopolitical context reflected in historically high inflation levels in Europe.

b) Average utilization rate of PP plants: increased (+6 p.p.) compared to 4Q22, mainly due to (i) the inventory management in the quarter given the scheduled maintenance shutdown in 2Q23 in the United States; and (ii) higher feedstock availability in Europe and the improvement in consumer confidence with the reduction of inflationary pressure related to energy prices due to a less severe winter in the region.

Compared to 1Q22, the utilization rate decreased (-7 p.p.) to meet the demand explained by (i) the economic uncertainties in the United States; and (ii) the economic scenario and geopolitical context, which resulted in historically high inflation levels in Europe.

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c) PP sales volume: remained in line with 4Q22. Compared to 1Q22, sales volume decreased (-5%) due to lower demand in the period explained by (i) the economic uncertainties and the process of destocking in the chain in the United States; and (ii) the economic scenario and geopolitical context which resulted in historically high inflation levels in Europe.

4.2.2	FINANCIAL OVERVIEW

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A) Net Revenue: increased in U.S. dollar (+17%) and Brazilian real (+15%) in relation to 4Q22 due to the combined effect of volume and sales price, which resulted in an increase of R$221 million on revenue in the United States & Europe segment.

Compared to 1Q22, net revenue decreased in U.S. dollar (-36%) and Brazilian real (-36%) due to: (i) the reduction of 28 thousand tons, or 5%, in PP sales volume in the United States and Europe; and (ii) the 37% lower average PP price in the international market of both regions. These combined effects resulted in net revenue lower by R$2.5 billion.

B) Cost of Goods Sold (COGS): increased in U.S. dollar (+8%) and Brazilian real (+6%) in relation to 4Q22, explained by the 34% increase in propylene price considering the moving average in the United States and Europe, which was partially offset by the inventory effect from propylene acquired in prior periods in the United States.

Compared to 1Q22, COGS decreased in U.S. dollar (-28%) and Brazilian real (-28%), explained by: (i) the 20% reduction in the average propylene price in the international market in the United States and Europe, considering the moving average; and (ii) the reduction of 28 thousand tons, or 5%, in PP sales volume in the United States and Europe.

C) SG&A Expenses: decreased in U.S. dollar (-16%) from 4Q22 due to the efforts to reduce fixed costs carried out in the period. Compared to 1Q22, the decrease in U.S. dollar (-9%) reflects the lower expenses with third-party and logistics and storage services.

D) Recurring EBITDA: represented 40% of the Company’s segment consolidated Recurring EBITDA.

4.3	MEXICO

Recurring EBITDA was US$27 million (R$140 million), an increase in relation to 4Q22 and accounting for 11% of the Company’s segment consolidated Recurring EBITDA, mainly explained by: (i) the 31% increase in PE spread in the international market; (ii) the 64% decrease in natural gas prices in the international market; and (iii) the 11% increase in PE sales volume. Compared to 1Q22, Recurring EBITDA decreased by 80% in U.S.

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dollars, mainly due to: (i) the 24% lower PE spread in the international market; and (ii) the 10% lower PE sales volume in the period.

4.3.1	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: resin demand increased in 1Q23 compared to 4Q22 (+6%) and compared to 1Q22 (+7%) due to the better economic perspectives for the region and the increase of consumer confidence.

b) Average utilization rate of PE plants: increase compared to 4Q22 (+3 p.p.) due to the prioritization of the higher consumption of ethane supplied by Pemex in the period, reflecting a lower consumption of imported ethane. Compared to 1Q22, the utilization rate decreased (-9 p.p.) to maximize the sales with higher margins in the period through the reduction of volumes in the imported ethane operation.

In 1Q23, PEMEX supplied an average of 33 thousand barrels of ethane per day, in line with the contractually established volume, while Fast Track operations complemented the feedstock supply with an average of 12.4 thousand barrels per day of imported ethane from the United States.

c) PE sales volume: increase compared to 4Q22 (+11%) due to higher demand and product availability for sale. Compared to 1Q22, the decrease (-10%) is explained by the lower product available for sale, given the lowest utilization rate in the period.

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4.3.2	FINANCIAL OVERVIEW

A) Net Revenue: increased in U.S. dollar (+14%) and Brazilian real (+13%) compared to 4Q22, mainly explained by: (i) the increase of 19 thousand tons, or 11%, in PE sales volume; and (ii) the increase of 11% in PE price in the international market. These combined effects resulted in net revenue higher by R$147 million.

Compared to 1Q22, net revenue decreased in U.S. dollar (-31%) and Brazilian real (-31%), mainly due to: (i) the decrease of 22 thousand tons, or 10%, in PE sales volume; and (ii) the 27% reduction in PE price in the international market. These combined effects resulted in net revenue lower by R$630 million.

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Sales by sector (%)

Sales by region (% in tons)

B) Cost of Goods Sold (COGS): decreased in U.S. dollar (-9%) and Brazilian real (-10%) in relation to 4Q22, basically explained by the reductions of 36% and 64% in ethane and natural gas prices considering the moving average, respectively, in the international market.

Compared to 1Q22, the increase in the U.S. dollar (+5%) and Brazilian real (+5%) is explained by higher costs with ethane imported from the United States through the Fast Track solution.

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C) SG&A Expenses: in U.S. dollars, the decrease in relation to 4Q22 (-36%) and 1Q22 (-35%) is mainly explained by the efforts to reduce fixed costs carried out in the period.

D) Recurring EBITDA: represented 11% of the Company’s segment consolidated Recurring EBITDA.

4.3.3	INVESTMENTS

The investment forecast by Braskem Idesa for 2023 is US$112 million (R$618 million). As of the end of 1Q23, Braskem Idesa had invested approximately US$30 million (R$158 million).

Operating Investments 1Q23: the main operating investments made by Braskem Idesa were in reliability initiatives and investments in spare parts.

Strategic Investments 1Q23: the strategic investment refers to the continuation of construction of the ethane import terminal through Terminal Química Puerto México.

4.3.3.1	ETHANE IMPORT TERMINAL

In September 2021, Braskem Idesa approved and started the Ethane Import Terminal project in Mexico, which involves building an ethane import terminal with a capacity of 80,000 barrels of ethane per day, enabling Braskem Idesa to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was formed, which is the company responsible for building and operating the terminal. In

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June 2022, Braskem Idesa announced the sale of 50% of the capital of TQPM to form a joint venture with Advario B.V., a global leader in the storage sector.

On March 1, 2023, Braskem Idesa met all conditions for concluding the investment agreement signed with Advario, receiving the payment of US$56 million4 referring to the retroactive capital contribution equivalent to the 50% ownership interest in TQPM disbursed by Braskem Idesa as of said date, corresponding to US$112 million4. In addition, the estimated investment for building TQPM was updated to US$446 million after concluding various activities related to licenses, land acquisition, and easement contracts and a review of the new company’s project and implementation costs.

The project, whose construction phase was launched in July 2022, reached a physical progress of 34% as of March 2023. The total amount disbursed by Braskem Idesa as of March 2023 was around US$64 million5, with startup expected in the second half of 2024.

4.3.4	DEBT MATURITY PROFILE AND RATING

On March 31, 2023, the average debt term was around 7.6 years, with 93% of maturities concentrated after 2029. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$355 million is sufficient to cover the payment of all liabilities coming due in the next 24 months.

4 The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

5 It considers the reimbursement made by Advario in the amount of US$56 million and it includes Value Added Tax (VAT).

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Rating

On March 17, 2023, Fitch Ratings revised its outlook for Braskem Idesa S.A.P.I. from stable to negative and reaffirmed its credit rating of 'BB-.’

5.	CONSOLIDATED FINANCIAL OVERVIEW

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5.1	CONSOLIDATED REVENUE

5.2	COST OF GOODS SOLD (COGS)

5.3	OTHER REVENUE (EXPENSE), NET

The Company recorded in 1Q23 total other net revenue of R$685 million as detailed below:

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5.4	RECURRING EBITDA[6]

Consolidated Recurring EBITDA was US$205 million in 1Q23 (R$1.1 billion), higher than 4Q22 due to the increase: (i) in the spread in the international market of 15% for PE and 18% for PP in the Brazil segment, of 2% for PP in Europe and of 31% for PE in Mexico; and (ii) in sales volume of 13% for PP, of 18% for PVC and of 6% for main chemicals in the Brazil segment, of 3% for PP in Europe and of 11% for PE in Mexico.

Compared to 1Q22, Recurring EBITDA in the U.S. dollar and Brazilian real was lower (-78%), mainly explained by: (i) the decrease in the spread in the international market of 37% for PE, 10% for PP and 32% for PVC in the Brazil segment, of 62% for PP in the United States and 49% for PP in Europe and of 24% for PE in Mexico; (ii) the reduction in sales volume of 15% in main chemicals in the Brazilian market, of 5% in PP in the United States and Europe, and of 10% in PE in Mexico; and (iii) the average appreciation in the Brazilian real against the U.S. dollar in the period of 1%.

6 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

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5.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: decreased in relation to 4Q22 (-1%), mainly due to: (i) the reduction of interest and fines on tax liabilities; and (ii) the reduction in the present value adjustment due to the lower balance of suppliers abroad, which was impacted by the drop in the exchange rate in the period. Compared to 1Q22, financial expenses increased (17%), mainly due to: (i) higher interest expenses due to the increase of gross debt; and (ii) higher interest expenses in the Brazilian market due to the increase in the CDI rate in the period.

Financial revenue: decreased in relation to 4Q22 (-24%) due to the accounting of derivatives designated for hedge accounting, which positively impacted financial income in 4Q22. Compared to 1Q22, financial income increased (37%) due to the higher profitability of financial investments in the Brazilian and international markets due to the increase in basic interest rates in the period.

Net exchange variation: positive variation in 4Q22 (+29%) mainly explained by: (i) the appreciation of the Brazilian real at the end of the period against the U.S. dollar on the average net exposure to this currency in the amount of US$3.3 billion; and (ii) the appreciation of the Mexican peso at the end of the period against the U.S. dollar on the average net exposure to the U.S. dollar at Braskem Idesa in the amount of US$2.4 million. Compared to 1Q22, the reduction (-67%) is mainly explained by: (i) the 15% appreciation of the Brazilian real at the end of the period against the U.S. dollar; and (ii) the 13% appreciation of the Mexican peso at the end of the period against the U.S. dollar on the average net exposure to the dollar of Braskem Idesa.

Transactions in financial instruments under hedge accounting

The Company recorded US$168 million (R$333 million) in exports from a 2019 discontinued flow in the quarter. The initial designation rate was R$1/US$2.0017, defined in March 2013, while the realization rate was R$1/US$3.9786, defined in November 2019.

The balance of financial instruments designated for hedge accounting ended 1Q23 at US$4.9 billion.

Long-term Currency Hedge Program

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Since 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The program’s main purpose is to mitigate U.S. dollar calls and put option agreements, protecting estimated flows for 18 months.

On March 31, 2023, Braskem had a notional value of outstanding put options of US$1.7 billion at an average exercise price of R$/US$4.71. At the same time, the Company also had a notional value of outstanding call options of US$1.2 billion, at an average exercise price of R$/US$7.12. The contracted operations have a maximum term of 18 months. The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$68 million at the end of the quarter.

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As a result of the lower volatility of the dollar in the period, no option was exercised. The total effect on cash flow for 1Q23 was zero.

5.6	NET INCOME

In the quarter, the Company recorded a net income7 of US$35 million, or R$184 million, representing R$0.53 per class “A” and class “B” preferred share.

5.7	INVESTMENTS

The corporate investment forecast by Braskem for 2023 is US$724 million (R$4.0 billion). At the end of 1Q23, Braskem registered investments in the approximately amount of US$164 million (R$854 million).

Operating Investments 1Q23: the main operating investments made to date include (i) preparations for the scheduled maintenance shutdown of the petrochemical cracker at the Camaçari Petrochemical Complex in Bahia; (ii) the scheduled maintenance shutdown of the green ethylene production plants at the Triunfo Petrochemical Complex in Rio Grande do Sul; (iii) the scheduled maintenance shutdown of the PVC plant in Alagoas starting in March; and (iv) the investments related to increasing the reliability and operating safety of industrial assets.

Strategic Investments 1Q23: resources were mainly allocated to: (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) investments related to the acquisition of strategic inputs, including catalysts; (iii) projects associated with energy efficiency at industrial assets; and (iv) initiatives developing new technologies.

In 1Q23, the main investments related to the Sustainable Development Macro-Goals were in: (i) the project to expand green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) projects associated with reducing CO2 emissions and capturing energy efficiency gains at industrial assets; and (iii) projects related to industrial safety.

7 Based on net income (loss) attributable to the shareholders of the Company.

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5.7.1	GLOBAL GROWTH STRATEGY

In line with its Corporate Growth Strategy, Braskem remained focused during 1Q23 on developing various projects related to its growth avenues, which included the following.

1.	Traditional Business: To grow the existing businesses through selective investments, including improvements in productivity and competitiveness, as well as continuing to implement the decarbonization of current assets, in line with the commitments of achieving carbon neutrality by 2050 and reducing scope 1 and 2 emissions by 15% by 2030.
a.	Building an Ethane Import Terminal in Mexico

On March 1, 2023, Braskem Idesa met the conditions for concluding the investment agreement signed with Advario, receiving the payment of US$56 million8 referring to the retroactive capital contribution equivalent to the 50% ownership interest in TQPM disbursed by Braskem Idesa as of said date, in the total amount of US$112 million8. As of March 2023, construction of the terminal had reached 34% of physical progress.

More details about the project are available in section 4.3.3.1 above.

b.  Transform For Value Program

The Transform for Value (TFV) ended the first quarter of 2023 with an additional cumulative gain of approximately US$28 million related to 2022. Gains are calculated and realized through initiatives that reach more advanced stages of maturity9 and whose cumulative capture mostly represents an impact on Company’s EBITDA, which may occur in four ways: (i) increase in net revenue; (ii) reduction in variable costs; (iii) reduction in fixed costs; or (iv) reduction in sales and general administrative expenses. Braskem’s goal for 2023 is to improve performance and efficiency, equivalent to US$150 million.

Out of the total amount shown, about one-third is associated with Digital Transformation initiatives, which make use of digital technologies, such as (i) automation and instrumentation; (ii) new software and systems; (iii) advanced analytics; (iv) machine learning; (v) cloud services, etc.

8 The amounts disbursed by Braskem Idesa include Value Added Tax (VAT).

9 Considering only initiatives in stage 4 (Run-rate), when the measurement of gains may vary according to the progress of actions, and stage 5 (Concluded), after stabilization and/or internal audit.

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Moreover, other initiatives and projects are in more preliminary phases and already make up the program’s scope with the potential for incremental gains in the coming quarters. New initiatives also continue to be mapped to support the Company’s goal.

c.   Industrial Decarbonization Program

In March, the Company announced the signature of a new wind power acquisition agreement with Casa dos Ventos that envisages supply for up to 22 years. Braskem estimates a reduction of 3.2 million tons of CO2 considering this agreement, and others entered into by the company for acquiring competitive renewable energy in Brazil, reaching over 220 average MW in long-term contracts for wind and solar energy, which represents around 40% of the energy acquired by Braskem nationwide for its operations, which contributes to the commitment of reducing scope 1 and 2 emissions by 15% by 2030 and of reaching carbon neutrality by 2050.

This initiative is associated with one of the action lines of the industrial decarbonization program, which aims to increase the share of renewable energies and low-carbon fuels in Braskem’s energy matrix.

2.	Bio-based investments and initiatives: To grow in bio-based resins and chemical products, in addition to expanding the use of renewable feedstocks, in line with the objective of achieving the commitment of expanding green products production capacity to 1 million tons by 2030.
a.	Expanding green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul

In 1Q23, the Company continued the project to expand current production capacity by 30%, conducting the scheduled maintenance shutdown for concluding the project, which is in the final implementation phase. In the year to date, US$18 million was disbursed, and since the project’s launch, the Company has disbursed US$92 million, with construction reaching 94% completion.

3.	Recycling investments and initiatives: To grow the circular products portfolio through mechanical recycling and increase the use of circular feedstocks through chemical recycling, in line with the commitment to reach 1 million tons of resins and chemicals products with recycled content by 2030.
a.	Acquisition of equity interest in a recycling company

In February 2023, Braskem completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, now holding a 61.1% equity interest in Wise. In this context, Braskem disbursed approximately R$138 million, considering the adjustments typical for transactions of this kind, of which a relevant part will be invested directly in Wise to double its current production capacity to around 50,000 tons by 2026.

The conclusion of the acquisition process allowed the Company to start the consolidation of volumes coming from Wise, which supported the 56% increase in sales compared to 1Q22, reflecting the strategy to increase sales of recycled resins.

5.8	CASH FLOW

In the quarter, the Company presented recurring cash consumption of R$677 million due to: (i) the typical concentration of semiannual interest payments on bonds in the international market in the period; (ii) operating investment disbursements related to scheduled maintenance shutdowns; and (iii) the impact from the increase of 4% in the Company’s global sales volume and of 24% in the average prices of resins and main chemicals in the international market on the Accounts Receivable.

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Adding the payments related to the geological event in Alagoas, the Company registered cash consumption of R$1.4 billion.

Cash Flow Generation R$ million	1Q23 (A)	4Q22 (B)	1Q22 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Recurring EBITDA	**1,063**	**(168)**	**4,845**	**n.a.**	**-78%**
Changes in Working Capital[1]	(204)	3,170	(2,213)	n.a.	-91%
Operational CAPEX	(938)	(1,204)	(650)	-22%	44%
Interest Paid	(1,173)	(435)	(1,047)	170%	12%
Income tax and social contribution paid[2]	(185)	(109)	(406)	70%	-54%
Strategic Investments	(226)	(327)	(49)	-31%	364%
Others[3]	986	(5)	(13)	n.a.	n.a.
Recurring Cash Generation	**(677)**	**922**	**467**	**n.a.**	**n.a.**
Geological Event in Alagoas	(681)	(767)	(643)	-11%	6%
Cash Generation	**(1,358)**	**155**	**(176)**	**n.a.**	**674%**

[1]Adjusted to: (i) exclude payment of the leniency agreement, in the amount of R$358 million in 1Q23; (ii) exclude the effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents in the amount of R$1,515 million in 1Q23; (iii) include the amount of leasing of R$252 million in 1Q23; and (iv) include adjustments to eliminate effects without cash impact on Net Income in the amount of R$183 million in 1Q23.

[2]Adjusted to exclude the payment of IR/CSLL due to the payment of tax in the amount of R$1.0 billion referring to the injunction to exclude the ICMS tax incentives and benefits applicable to the Company's operations, granted by the States and the Federal District in October 2021, of the income tax calculation base from 2021, and that in August 2022 a sentence was handed down restricting the protection only to the presumed ICMS credits. This amount is being adjusted to define the net debt according to the indebtedness table in item 5.9.

[3]Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

5.9	DEBT MATURITY PROFILE AND RATING

On March 31, 2023, the corporate gross debt balance stood at R$7.6 billion, composed of 96% long-term maturities and 4% short-term maturities. The corporate foreign-denominated liabilities corresponded to 88% of the Company's total debt at the end of the quarter.

On March 31, 2023, the average corporate debt term was around 13.2 years, with 59% of maturities concentrated after 2030. The average weighted cost of the Company’s corporate debt was exchange variation +5.8% p.a.

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Debt US$ million	Mar/23 (A)	Dec/22 (B)	Mar/22 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**9,798**	**9,024**	**8,774**	*9%*	*12%*
in R$	926	891	288	*4%*	*221%*
in US$	8,872	8,133	8,486	*9%*	*5%*
(-) Debt - Braskem Idesa	**2,192**	**2,179**	**2,210**	***1%***	***-1%***
in US$	2,192	2,179	2,210	*1%*	*-1%*
(+) Financing Derivatives	**(8)**	**(4)**	-	***85%***	***n.a.***
in US$	(8)	(4)	-	*85%*	*n.a.*
(=) Gross Debt (Ex-Braskem Idesa)	**7,597**	**6,841**	**6,564**	***11%***	***16%***
in R$	926	891	288	*4%*	*221%*
in US$	6,671	5,950	6,276	*12%*	*6%*
Cash and Cash Equivalents Consolidated	**3,194**	**2,832**	**2,577**	***13%***	***24%***
in R$	1,346	1,126	716	*20%*	*88%*
in US$	1,848	1,706	1,860	*8%*	*-1%*
(-) Cash and Cash Equivalents - Braskem Idesa	**355**	**419**	**394**	***-15%***	***-10%***
in US$	355	419	394	*-15%*	*-10%*
(-) Exclusive Cash to Alagoas	**39**	**34**	**109**	***17%***	***-64%***
in R$	39	34	109	*17%*	*-64%*
(-) Cash to Injunction of ICMS Benefit[1]	**0**	**0**	**239**	***3%***	***-100%***
in R$	0	0	239	*3%*	*-100%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**2,800**	**2,380**	**1,834**	***18%***	***53%***
in R$	1,307	1,093	368	*20%*	*256%*
in US$	1,493	1,288	1,466	*16%*	*2%*
(=) Adjusted Net Debt	**4,797**	**4,461**	**4,731**	***8%***	***1%***
in R$	(382)	(201)	(80)	*90%*	*379%*
in US$	5,178	4,662	4,810	*11%*	*8%*
(+) Global Agreement	**115**	**202**	**205**	***-43%***	***-44%***
in R$	111	173	174	*-36%*	*-36%*
in US$	3	29	30	*-89%*	*-89%*
Recurring EBITDA (LTM)	**1,192**	**1,796**	**4,618**	***-34%***	***-74%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**4.12x**	**2.60x**	**1.07x**	***59%***	***285%***
(-) Hybrid Bond[2]	**310**	**316**	**308**	***-2%***	***1%***
in US$	310	316	308	*-2%*	*1%*
(=) Adjusted Net Debt with 50% of hybrid bond	**4,602**	**4,347**	**4,627**	***6%***	***-1%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**3.86x**	**2.42x**	**1.00x**	***59%***	***285%***

[1]In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the Company paid the tax in the amount of R$1.0 billion.

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity position of US$2.8 billion in March 2023 is sufficient to cover the payment of all liabilities coming due in the next 76 months, not considering the international stand-by credit facility of US$1.0 billion available through 2026.

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Rating

In January 2023, Fitch Ratings reaffirmed Braskem's rating of 'BBB-'/'brAAA' with a stable outlook.

6.	CAPITAL MARKETS
6.1	STOCK PERFORMANCE

On March 31, 2023, Braskem’s stock was quoted at R$19.36/share (BRKM5) and US$7.70/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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6.2	CORPORATE DEBT SECURITIES PERFORMANCE

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7.	LIST OF ANNEXES
7.1	PETROCHEMICAL SPREADS

BRAZIL

•	PE Spread[10]: increased compared to 4Q22 (+15%).
o	The PE price in the US was higher (+9%) compared to 4Q22, mainly impacted by: (i) the improvement in demand due to the destocking of customers and the beginning of the reopening of China; and (ii) lower supply in the United States as a result of weather events in January.
o	The naphtha ARA price was higher (+8%) compared to 4Q22, mainly due to higher global demand given the recovery in industrial activity, reflecting higher utilization rates in the global industry in the period.
o	Compared to the same quarter of 2022, the spread was lower (-37%), mainly due to: (i) lower global demand, associated with increased inflation and interest levels; and (ii) the increase in product supply, as a result of the start-up of new capacities in the US and China.
•	PP Spread[11]: increased compared to 4Q22 (+18%).
o	The PP price in Asia was higher (+11%) compared to 4Q22, mainly impacted by the improvement in demand associated with the rebuilding of inventories in the chain in the region, and the beginning of the reopening of China.
o	The naphtha ARA price was higher (+8%) compared to 4Q22, mainly due to higher global demand given the recovery in industrial activity, reflecting higher utilization rates in the global industry in the period.
o	Compared to 1Q22, the spread was lower (-10%) mainly due to the lower PP price, impacted by: (i) lower global demand, associated with higher inflation and interest levels; and (ii) the increase in product supply, as a result of the start-up of new capacities, mainly in the United States and China.
•	PVC Par Spread[12]: decreased compared to 4Q22 (-7%).
o	The price of PVC in Asia was higher (+12%) compared to 4Q22, impacted by the higher demand for the product in the period, mainly due to the rebuilding of inventories in the chain in India. This effect was offset by the reduction in the price of caustic soda in the United States (-20%), mainly explained by (i) lower global demand, mainly by the aluminum and paper and cellulose sectors; and (ii) the greater supply, due to the greater availability of the product in the international market.
o	Compared to 1Q22, the PVC par spread decreased (-32%), impacted by lower global demand associated with higher inflation and interest rates and lower consumption in China's real estate and construction sectors.
•	Main Chemicals Spread[13]: stable in relation to 4Q22 (+1%).
o	Compared to 1Q22, the spread of main chemicals was higher (+14%), mainly impacted by: (i) the increase in the price of propylene due to lower supply due to delays in the return of scheduled shutdowns in propane dehydrogenation plants; (ii) the increase in the price of benzene, impacted by the reduced supply of the product following the closing of capacities at

10 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

11 Asia PP price – Naphtha ARA price.

12 The PVC spread Par better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

13 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – ARA naphtha price.

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some US producers; and (iii) the increase in gasoline prices, due to lower supply as a result of sanctions against oil in Russia, and higher demand in the booster market internationally.

UNITED STATES & EUROPE

•	U.S. PP Spread[14]: decreased compared to 4Q22 (-50%).
o	The PP price in the United States decreased (-3%), impacted by (i) lower demand in the region due to the country's economic uncertainties; and (ii) the greater supply of products due to the entry into operation of new capacities in the region.
o	The propylene price increased (+56%) due to the lower supply of this product in the region due to delays in the return of scheduled maintenance stoppages in propane dehydrogenation plants, which are producers of propylene.
o	Compared to the same quarter of the previous year, the spread was lower (-62%) mainly due to the reduction in the price of PP, impacted by: (i) lower global demand associated with the economic scenario of increased inflation and interest levels; and (ii) the higher supply of product, due to the start-up of new capacities, mainly in the US and China.
•	Europe PP Spread[15]: increased compared to 4Q22 (+2%).
o	The PP price in Europe increased (+1%), mainly impacted by: (i) lower supply as a result of the reduction in the operating rate of some producers to balance stocks; and (ii) the improvement in demand, mainly from the automotive sector.
o	The price of propylene in Europe increased (+1%), impacted by the lower supply in the region due to the adaptation of the producers' operations rates given the chain's high inventory levels.
o	Compared to the same quarter of the previous year, the spread was lower (-49%), mainly impacted by the reduction in demand due to: (i) the global economic scenario and the increase in interest rates in the region; and (ii) the uncertainties generated by the conflict between Russia and Ukraine.

MEXICO

•	North America PE Spread[16]: increased compared to 4Q22 (+31%).
o	The PE price in the US was higher (+11%) compared to 4Q22, mainly impacted by: (i) the improvement in demand due to the destocking of customers and the beginning of the reopening of China; and (ii) lower supply in the United States as a result of weather events in January.
o	The price of ethane was lower (-36%), impacted by the dynamics of supply and demand for American natural gas, which contains ethane in its composition. This dynamic is explained by: (i) the high levels of natural gas inventories in the United States, as a result of the higher supply of this product in the Permian region and delays in the construction of pipelines for the flow of this product; and (ii) the lower demand for natural gas, as a consequence of a less severe winter in the United States and Europe.
o	Compared to 1Q22, the spread was lower (-24%) mainly due to: (i) the lower level of global demand, associated with the increase in inflation and interest levels; and (ii) the increase in product supply, as a result of the start-up of new capacities in the US and China.

14 U.S. PP – U.S. propylene price

15 EU PP – EU propylene price

16 U.S. PE – U.S. ethane price

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7.2	GEOLOGICAL EVENT IN ALAGOAS
a)	Provisions

As assessed by the Company and its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on March 31, 2023, shows the following changes in the period:

The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensating for the residents, business, and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools, and public equipment.

This action has a provision of R$1.8 billion (2022: R$2.1 billion) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions, and other technical matters. Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. Based on studies by specialists, the recommendation was to fill 9 salt cavities with solid material, a process that should take 4 years. For the remaining 26, the recommended actions are: closure using the buffering technique, which consists of promoting the cavity pressurization, applied worldwide for post-operation cavities; confirmation of natural filling status; and, for some wells, sonar monitoring.

The provisioned amount of R$1.2 billion (2022: R$1.4 billion) to implement the measures described in this item was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed in the future, in accordance with the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, the possible changes to be made to the environmental plan, the monitoring of the ongoing measures, and other possible natural alterations.

The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of the region’s stability.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM17.

17 Brazilian National Mining Agency

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In June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF18 the environmental diagnosis containing the evaluation of potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025.

c.	Social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. The balance of this provision, adjusted by the inflation index established in the agreement, is R$1.5 billion (2022: R$1.6 billion).
d.	Additional measures, for which the balance of the provision is R$1.5 billion (2022: R$1.6 billion), for expenses with (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure for assisting residents; (iv) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (v) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to the Flexais region; and (vi) other matters classified as a present obligation for the Company, even if not yet formalized.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to, changes in the execution time, scope, and method; the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plans to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate, or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, will be defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan will be agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipality of Maceió.

18 Federal Prosecution Office

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Also, in the context of understandings with the authorities to address claims related to the event in Alagoas, on October 26, 2022, the 3rd Federal Court of Alagoas ratified the Agreement for Implementation of Socioeconomic Measures for Requalification of the Flexal Area (“Flexais Agreement”), entered into by Braskem and the MPF, the MPE19, the DPU20 and the Municipality of Maceió for the adoption of action for requalification in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location. The expected disbursement amounts to the execution of the obligations defined in the Flexais Agreement are part of the provision under (d) Additional Measures.

The Company has been making progress in negotiations with government authorities about other indemnification requests to understand them better, which resulted in advances in understanding between the parties that may lead to an agreement. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature, or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process, and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

For more information, see Note 24 (“Geological event - Alagoas”) of the Individual and Consolidated Financial Statements of March 31, 2023.

b)	Advances on Action Fronts

Relocation and Compensation of residents

As of March 31, 2023, 18,933 proposals had been submitted, with an acceptance rate of 99.5%. Additionally, as of March 31, 2023, 17,800 financial compensations had been accepted. Under the Financial Compensation and Support for Relocation Program (“PCF”), approximately R$3.5 billion had been disbursed from the beginning of the program until the end of March 2023.

Closing and monitoring salt wells, environmental actions, and other technical matters

All of the Company's actions are based on technical studies from recognized specialists in different fields of knowledge, being the recommendations presented to the competent authorities. The Company obtained approval from the National Mining Agency (ANM) for the Closure Plan of mining fronts, as well as the issuance of periodic reports on the execution of the Plan, which complies with the norms and recommendations established by this agency. The actions for stabilization and monitoring of the 35 salt extraction wells, based on sonar results, geomechanical studies, and ANM authorization, are being carried out according to the schedule, with the sand filling of the first group of 4 mining fronts, of the total of 9 foreseen, there are 3 cavities in the process of completion and one of them has already been completed. Of the second group of 5 filling mining fronts, 2 are in progress, and 1 is in the commissioning process.

19 State Prosecution Office

20 Federal Public Defender’s Office

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Additionally, there is a group of 15 mining fronts, with activities related to pressurization and buffering21, which is still in progress. By March 31, 2023, of the 15 mining fronts, 13 have completed the original well buffering activities, and 2 have these activities in progress.

Finally, there are 5 mining fronts with confirmation of natural filling and 6 mining fronts that are in the sonar monitoring group. With regard to natural filling, contracted specialized companies concluded, based on studies carried out, by the confirmation of natural filling, whose conclusion was approved by the ANM. Regarding monitoring, the established schedule of sonar analyses presented to the ANM is being fulfilled.

In June 2022, in compliance with the agreement for Social and Environmental repair, Braskem presented to the MPF the environmental diagnosis, containing the evaluation of potential impacts and environmental damage resulting from the salt-gene extraction activity and the environmental plan with necessary measures propositions. As provided for in the agreement, after a joint choice between the parties, the specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF, and in February 2023, there was the consent to this environmental plan with the incorporation of the suggestions made in the second opinion report. Braskem started implementing the actions foreseen in the plan and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes the update of the environmental diagnosis in Dec/25.

Socio-urban measures

As part of the agenda for transformation and future use of relocated areas, Braskem continues to make progress on its socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation, and actions in the relocated areas.

In the case of Urban Mobility Projects, a total of eleven (11) actions were defined that contemplate the construction of 20 km of four-lane roadways for key corridors (Menino Marcelo Avenue, Durval de Góes Avenue / Fernandes Lima Avenue / Rua Professor José da Silveira Camerino), the construction of a new connection of 2.37 km between key corridors, 12 km of restoration of existing roadways and a traffic light and video monitoring system. The implementation of these 11 actions involves the phases of design, permitting, contracting, and execution of works. Of the planned actions, 8 already have their executive projects completed, and 3 are in the process of physical execution.

Regarding actions in the relocated areas, activities involving the demolition of the Mutange Slope were completed, and the Earthmoving and Vegetation Cover phase begun. Other activities related to the emergency demolitions of the areas follow as a request from the Civil Defense of Maceió. In addition, the Company maintains actions to care for the districts, including property security and pest control.

Regarding actions of the Social Action Plan (“PAS”), after presenting the Participatory Technical Diagnosis in June 2022 and delivery of the Diagnosis Complementary Technical Document to the Integrated Management Office and the Federal Prosecution Office, during the month of March 2023, Public Hearings were carried out with an approach in the socioeconomic dimensions Axis 1: Social policies and vulnerability reduction, Axis 2: Economic activity, work and income and socio-urbanistic, Axis 3: Recovery and Qualification of Urban Space and Axis 4: Preservation of Memory Culture, with the purpose of exposing the results of the technical-participatory diagnosis and obtaining data, subsidies, information, suggestions and/or proposals from the community and public bodies, regarding the aforementioned dimensions.

Regarding the Urban Integration and Flexais Development Project, the phase of identifying residents and properties has been completed, the process of paying compensation was initiated (Financial Support Program - PAF), and compensation was paid to the Municipality of Maceio. With regard to urban requalification actions, 10 actions have already been implemented, the most notable being: the provision of free buses to the population, connecting Flexal to other locations; the implementation of the cleaning and pest control service; school transport, among others. The demolition of properties in the Flexal entrance area has already begun,

21 The buffering technique consists of implementing physical barriers, such as cement paste, to prevent fluids from penetrating between permeable geological formations through the well and/or migration of fluids to the surface.

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improving the neighborhood's situation. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to solve the region's socioeconomic isolation. As for the PAF, by March 31, 2023, 1,618 cases had been entered, of which 488 had proposals submitted, and 321 payments had already been concluded.

7.3	CONSOLIDATED INCOME STATEMENT

7.4	CONSOLIDATED RECURRING EBITDA CALCULATION

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7.5	RECURRING EBITDA BY SEGMENT

Financial Overview (R$ million) CONSOLIDATED 1Q23	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	Recurring EBITDA
Brazil[1]	13,847	(13,367)	480	(448)	-	578	610	636
U.S. and Europe	4,644	(4,050)	594	(195)	-	26	424	511
Mexico	1,217	(1,202)	16	(75)	-	(1)	(61)	140
Segments Total	**19,708**	**(18,619)**	**1,089**	**(718)**	**-**	**602**	**974**	**1,288**
Other Segments[2]	176	(136)	40	54	13	6	113	336
Corporate Unit	-	-	-	(524)	-	87	(437)	(418)
Eliminations and Reclassifications[3]	(437)	293	(145)	0	-	(9)	(153)	(143)
Braskem Total	19,446	(18,461)	985	(1,188)	13	686	496	1,063

[1]Does not consider expenses related to geological phenomenon of Alagoas

[2]It considers, mainly, the result of Cetrel, Voqen, Oxygea, Terminal Química Puerto México and ERPlastics already elimnated with the transactions between it and the Company. Additionally, the expenses related to the IFRS16 leasing are allocated in a managerial way in each segment and, therefore, consider the opposite effect to reflect the Company's accounting result

[3]The line of eliminations and reclassifications is mainly represented by purchase and sale between the Company's reportable segments

Financial Overview (US$ million) CONSOLIDATED 1Q23	Net Revenue	COGS	Gross Profit	SG&A	Minority Interest	Other Revenues and Expenses	Operating Profit	Recurring EBITDA
Brazil[1]	2,665	(2,573)	92	(86)	-	111	117	122
U.S. and Europe	894	(780)	114	(38)	-	5	82	98
Mexico	234	(231)	3	(14)	-	(0)	(12)	27
Segments Total	**3,793**	**(3,584)**	**210**	**(138)**	**-**	**116**	**187**	**248**
Other Segments[2]	34	(26)	8	10	2	1	22	65
Corporate Unit	-	-	-	(101)	-	17	(84)	(80)
Eliminations and Reclassifications[3]	(84)	57	(28)	0	-	(2)	(29)	(27)
Braskem Total	**3,743**	**(3,553)**	**190**	**(229)**	**2**	**132**	**95**	**205**

[1]Does not consider expenses related to geological phenomenon of Alagoas

[2]It considers, mainly, the result of Cetrel, Voqen, Oxygea, Terminal Química Puerto México and ERPlastics already elimnated with the transactions between it and the Company. Additionally, the expenses related to the IFRS16 leasing are allocated in a managerial way in each segment and, therefore, consider the opposite effect to reflect the Company's accounting result

[3]The line of eliminations and reclassifications is mainly represented by purchase and sale between the Company's reportable segments

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7.6	INDICATORS

Indicators US$ million	1Q23 (A)	4Q22 (B)	1Q22 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	205	- 32	920	n.a.	-78%
EBITDA Margin[1]	5%	-1%	18%	*6 p.p.*	*-12 p.p.*
SG&A/Net Revenue (%)	6%	8%	5%	*-2 p.p.*	*1 p.p.*
Financial[2]					
Adjusted Net Debt	4,911	4,663	4,935	5%	0%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	3.86x	2.42x	1.00x	59%	285%
Recurring EBITDA (LTM)/Interest Paid (LTM)	3.17	4.95	12.99	-36%	-76%
Company Valuation					
Share Price (Final)[4]	3.8	4.6	9.4	-16%	-59%
Shares Outstanding (Million)[5]	797	797	796	0%	0%
Market Cap	3,035	3,627	7,446	-16%	-59%
Adjusted Net Debt	6,290	5,984	6,297	5%	0%
Braskem	4,911	4,663	4,935	5%	0%
Braskem Idesa (75%)	1,378	1,321	1,362	4%	1%
Enterprise Value (EV)[6]	10,507	10,863	15,253	-3%	-31%
Recurring EBITDA LTM	1,307	1,994	5,129	-34%	-75%
Braskem	1,192	1,796	4,618	-34%	-74%
Braskem Idesa (75%)	115	198	511	-42%	-78%
EV/Recurring EBITDA LTM	8.0x	5.4x	3.0x	48%	170%
FCF Yield (%)	14%	18%	19%	*-4 p.p.*	*-4 p.p.*
TSR (%)[7]	-16%	-6%	-6%	*-10 p.p.*	*-11 p.p.*

[1] It considers the Recurring EBITDA in relation to net revenue

[2] Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3] For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4] Considers the final share price adjusted for earnings

[5] Does not consider shares held by treasury

[6] It considers the provision related to the geological event of Alagoas

[7] It considers TSR from the quarter

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7.7	CONSOLIDATED BALANCE SHEET

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7.8	CONSOLIDATED CASH FLOW

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7.9	BRASKEM IDESA INCOME STATEMENT

7.10	BRASKEM IDESA BALANCE SHEET

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7.11	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.